 Filed by NewHold Investment Corp.

Pursuant to Rule 425 under the Securities Act of 1933 and

Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-39417

Subject Company: Evolv Technologies, Inc.

Evolv Technology Brings Data Analytics Capabilities to its AI-enabled Touchless Security Screening System

An Industry-first, Bolstering Security Operations Efficiency, Evolv Insights™ Provides Evolv Express® Customers with Greater Visibility into the Performance of Their Screening Systems

WALTHAM, MA – April 13, 2021 – Evolv Technology, the leader in AI touchless security screening, today announced Evolv Insights™, a powerful SaaS-based analytics dashboard that provides security and operations professionals the ability to comprehensively review, analyze and collect valuable data from their Evolv Express® security screening systems throughout their venues and facilities.

Evolv is transforming the physical security industry by providing the world’s first AI-enabled touchless screening system. Built on its Evolv Cortex AI™ software platform, Evolv is continually improving the security posture for customers through machine learning and on-demand analytical insights in a way that legacy metal detectors and other analog screening systems cannot provide.

Available through the secure My Evolv Portal, Evolv Express customers can use Evolv Insights to extract data about venue and entrance visitor arrival curves and counts, system detection performance, alarm statistics and comparisons across multiple sites, locations within sites, event types, detection settings, time periods and more. Depending on a customer’s desired level of granularity, the data can be presented annually, quarterly, monthly, daily, hourly, and even down to five-minute increments. Designed to provide actionable insights, customers can easily export data on-demand to enable sharing with colleagues and leadership via a range of user-friendly visual formats.

“We believe AI is changing the world and Evolv has been at the forefront in applying its many advantages to the physical security screening market,” said Vice President of Product Management Steve Morandi at Evolv. “Until now, security teams using outdated metal detector technology have been forced to make operational decisions based on biased judgment and anecdotal inputs, collected manually under the pressure of time. With automated data collection and actionable insights, security teams can move from reactive management and intuition-led decision making, to proactive, data-informed operations.”

Evolv Insights Allows Customers to:

●	Simply Report on Security Performance to Leadership

Customers can quickly review aggregated performance across the installed base. This “snapshot” provides unique situational awareness and enables a holistic view of customers’ Evolv Express systems to optimize performance. This view is especially helpful when showcasing system performance to leadership teams.

●	Data-driven Improvements to Security Posture

Customers can access individual scanner, location and detection setting comparisons. Drilling down and comparing specific system performance related to clear rate, visitor count and arrival curves, enables customers to immediately analyze data in time slices by event types, sites, scanners, and individual entrances to optimize security and operations.

●	Partner with Operations Teams to Deliver a Better Visitor Experience

Customers will better understand visitor arrival trends. By accessing the density of visitor arrivals with a color-coded heat map, which correlates to a timeline graph, customers can easily visualize visitor arrival across days, weeks and other time periods. Understanding these load times helps customers plan staffing more effectively to provide visitors and employees with a welcoming, line-free experience.

“As a leader in designing weapons detection solutions, gaining insights into the actual throughput and alerts is fundamental to those designs,” said Founder and Managing Partner Dan Donovan at Ingressotek. “As an Evolv Technology Partner, we work with many of the most recognizable stadiums, sporting events and entertainment venues to keep their fans, patrons and staff safe. Having integrated, actionable data at our fingertips through Evolv Insights is very valuable, especially as our customers start reopening. Evolv Insights gives them easy access to details about visitor flow and other critical information to effectively plan resources as well as adjust in real-time.”

“The ability to better understand and anticipate how our patrons return to Omaha Performing Arts events as we come out of the pandemic will be valuable as we refine our reopening plans,” said Senior Vice President and Chief Financial Officer Arnold Reeves at the Omaha Performing Arts. “The data could allow us to make more informed staffing decisions, and also provide the ability to view and easily report percent venue occupancy numbers. With multiple entrances into the venues, the data portal will allow us to determine where volunteers are needed most to help enhance the patron experience. Without Evolv Express and Evolv Insights, we’d have to rely on visual cues and estimates.”

“We recently started using Evolv Express to enhance security screening for guests and team members throughout our facility,” said Potawatomi Hotel & Casino Security Director Sam Guzman. “With Evolv Express we have a state-of-the-art system that can help us increase security efforts while maintaining a high level of service for our guests.”

The Evolv Express system delivers up to a 70% reduction in cost and is 10 times faster than traditional metal detectors, resulting in screening an unparalleled 3,600 people per hour, per system. The system allows for visitors to pass through screening without breaking stride and continuing the pace of life, improving security at the speed and scale required in this post-pandemic world.

The world’s most iconic venues and companies place their trust in Evolv to protect their employees and visitors, including Uber, Lincoln Center, L.L. Bean, Six Flags, and hundreds of others. Evolv’s systems have been used to screen more than 50 million people, second only to the Department of Homeland Security’s Transportation Security Administration in screening people in the U.S.

Join us for a live webinar on Tuesday, April 20, 2021 at 11:00 a.m. ET to learn more.

In March 2021, Evolv entered into a definitive agreement for a business combination with NewHold Investment Corp. (NASDAQ: NHIC) in a transaction that would result in Evolv becoming a U.S. publicly listed entity. The transaction is expected to close in the second quarter of 2021, subject to satisfaction of customary closing conditions. For more information visit nhicspac.com.

About Evolv Technology

Evolv Technology is the world’s leading provider of AI touchless security screening systems that enhance safety without sacrificing the visitor, student and employee experience. Built on top of its Evolv Cortex AI™ software platform, the company provides an array of AI touchless screening technologies for weapons detection, identity verification and health-related threats.

Led by a team of security industry leaders with a track record for delivering first-to-market products, Evolv’s investors include Bill Gates, Florida Governor Jeb Bush’s firm, Finback Investment Partners, DCVC, General Catalyst Partners, Lux Capital, SineWave Ventures, Motorola Solutions and STANLEY Ventures. The company’s partners include Motorola Solutions, STANLEY Security and Johnson Controls. Evolv Express® has earned industry accolades such as the 2020 Edison Awards™, two Campus Safety 2020 BEST Awards, Campus Security & Life Safety magazine’s Secure Campus 2020 Awards and Best Places to Work by Inc. Magazine and Built in Boston.

In March 2021, Evolv entered into a definitive agreement for a business combination with NewHold Investment Corp. (NASDAQ: NHIC) in a transaction that would result in Evolv becoming a U.S. publicly listed entity. The transaction is expected to close in the second quarter of 2021, subject to satisfaction of customary closing conditions. For more information visit nhicspac.com.

Evolv Technology, Evolv Express®, Evolv Insights™, and Evolv Cortex AI™ are registered trademarks or trademarks of Evolv Technologies, Inc. in the United States and other jurisdictions.

For more information, visit https://evolvtechnology.com.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between NewHold and Evolv. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. NewHold has filed a registration statement on Form S-4 with the SEC, which includes a document that will serve as a prospectus and proxy statement of NewHold, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all NewHold stockholders. NewHold also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of NewHold are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by NewHold through the website maintained by the SEC at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from NewHold upon written request to NewHold Investment Corp., c/o NewHold Enterprises, LLC, 52 Vanderbilt Avenue, Suite 2005, New York, New York 10017, Attn: Charlie Baynes-Reid, or by calling (212) 653-0153, or by email at info@newholdllc.com.

Participants in the Solicitation

NewHold and Evolv and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NewHold’s stockholders in connection with the proposed transaction. A list of the names of the directors and executive officers of NewHold and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between NewHold Investment Corp. (“NewHold”) and Evolv Technologies, Inc. (“Evolv”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of NewHold’s securities, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of March 5, 2021 (the “Merger Agreement”), by and among NewHold, Evolv and NHIC Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of NewHold, by the stockholders of NewHold, the satisfaction of the minimum trust account amount following redemptions by NewHold’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Evolv Aviation’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Evolv and potential difficulties in Evolv employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Evolv or against NewHold related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of NewHold’s securities on a national securities exchange, (xi) the price of NewHold’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which NewHold plans to operate or Evolv operates, variations in operating performance across competitors, changes in laws and regulations affecting NewHold’s or Evolv’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in Evolv’s highly competitive industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of NewHold’s registration on Form S-1 (File No. 333-239822), the registration statement on Form S-4 discussed above and other documents filed by NewHold from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by law NewHold and Evolv assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither NewHold nor Evolv gives any assurance that either NewHold or Evolv or the combined company will achieve its expectations.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond NewHold’s and Evolv’s control. While all projections are necessarily speculative, NewHold and Evolv believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that NewHold and Evolv, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Media Contacts:
Jennifer Torode

tel:7812545836

jtorode@chenpr.com

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